EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 21, 2004 (the “Effective Date”), by and among New Century Financial Corporation, a Delaware corporation (“New Century Financial”), New Century REIT, Inc., a Maryland corporation and a wholly-owned subsidiary of New Century Financial (“New Century REIT”), and NC Merger Sub, Inc., a Delaware Corporation and a wholly-owned subsidiary of New Century REIT (“NC Merger Sub”).

THE PARTIES TO THIS AGREEMENT enter into this Agreement on the basis of the following facts, intentions and understandings:

A. The Board of Directors of New Century Financial approved an overall plan (the “REIT Conversion”) to restructure its business operations so that it will qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes; and

B. The REIT Conversion includes, among other things, the merger of NC Merger Sub with and into New Century Financial, with New Century Financial as the surviving corporation; and

C. Following the Merger (defined below), New Century REIT will be renamed “New Century Financial Corporation” and will succeed to and continue to operate the existing business of New Century Financial directly or indirectly; and

D. Section 251 of the General Corporation Law of the State of Delaware, 8 Del.C. § 101, et seq. (the “DGCL”), authorizes the merger of a Delaware corporation with and into another company; and

E. For federal income tax purposes it is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

F. The Board of Directors of New Century Financial, the Board of Directors of New Century REIT and the Board of Directors of NC Merger Sub each has determined that the REIT Conversion, including the Merger, is advisable and in the best interests of their respective entities and stockholders as applicable, and have approved and adopted the Merger on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME; EFFECTS OF MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3) and in accordance with Section 251 of the DGCL, NC Merger Sub shall be merged with and into New Century Financial and the separate corporate existence of NC Merger Sub shall thereupon cease (the “Merger”) and New Century Financial shall be the surviving corporation of the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and the separate existence of New Century Financial will continue unaffected by the Merger.

1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at such time, date and place as the parties may agree but in no event prior to the satisfaction or waiver, where permitted, of the conditions set forth in Section 3.1 hereof. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, following the Closing, the parties hereto shall, at such time as they deem advisable, cause (i) a certificate of merger substantially in the form of Exhibit A attached hereto (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware and make all other filings or recordings required by Delaware law in connection with the Merger. The

Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of Delaware or at such other time as New Century Financial and NC Merger Sub shall agree and specify in the Certificate of Merger (the “Effective Time”).

1.4 Effects of Merger. The Merger shall have the effects specified in the DGCL and this Agreement.

1.5 Certificate of Incorporation, Bylaws and Management of the Surviving Corporation.

        (a) The certificate of incorporation of New Century Financial shall be amended and restated as of the Effective Time to be substantially in the form of Exhibit A to the Certificate of Merger, giving effect to any amendments included in the Certificate of Merger, and shall be and remain the certificate of incorporation of the Surviving Corporation as of the Effective Time, until altered, amended or repealed as provided therein or by applicable law.

        (b) The bylaws of New Century Financial shall be amended and restated as of the Effective Time to be substantially in the form of Exhibit B attached hereto, and shall be and remain the bylaws of the Surviving Corporation until altered, amended or repealed as provided therein or by applicable law.

        (c) The members of the board of directors, members of the committees of the board of directors and the officers and management of New Century Financial in office immediately prior to the Effective Time, including any additional persons elected after the date of this Agreement, shall continue to serve as the members of the board of directors, members of the committees of the board of directors and the officers and management of the Surviving Corporation, respectively, from and after the Effective Time in accordance with the bylaws of the Surviving Corporation, except for such persons who resign or leave New Century Financial, if any, prior to the Effective Time.

1.6 Tax Treatment of the Merger. The parties hereto agree to treat the Merger for U.S. federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code, and hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

ARTICLE II

EFFECT ON CAPITAL STOCK; CONVERSION OF OPTIONS; EXCHANGE OF CERTIFICATES

2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of New Century Financial, New Century REIT and NC Merger Sub or the stockholders, as applicable, of such entities:

        (a) Each share of common stock, par value $0.01 per share, of New Century Financial (“New Century Financial Common Stock”) issued and outstanding immediately prior to the Effective Time, shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of New Century REIT (“New Century REIT Common Stock”).

        (b) All shares of New Century Financial Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall be canceled and retired and shall cease to exist. At the Effective Time, each certificate representing shares of New Century Financial Common Stock (other than the New Century Financial Common Stock described in Section 2.1(c) and the Surviving Corporation Common Stock described in Section 2.1(d) of this Agreement) will be deemed for all purposes to evidence the same number of shares of New Century REIT Common Stock until such certificate is exchanged for a certificate representing shares of New Century REIT Common Stock in accordance with Section 2.4 hereof.

        (c) Each share of New Century Financial Common Stock held in New Century Financial’s treasury at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

        (d) Each share of the common stock, $0.01 par value per share, of NC Merger Sub issued and outstanding immediately prior to the Effective Time (including, without limitation, the shares held by New Century REIT), will be converted into one (1) validly issued, fully paid and nonassessable share of the Surviving Corporation’s common stock, par value $0.01 per share (“Surviving Corporation Common Stock”), so that, from and after the Effective Time, New Century REIT shall be the holder of all of the issued and outstanding shares of Surviving Corporation Common Stock.

2.2 Dividends. New Century Financial’s obligations with respect to any dividends or other distributions to the stockholders of New Century Financial that have been declared by New Century Financial but not paid prior to the Effective Time will be assumed by New Century REIT in accordance with the terms thereof.

2.3 New Century Financial Benefit Plans and Employment Agreements. At the Effective Time, the rights and obligations of New Century Financial under the Amended and Restated 1995 Stock Option Plan, the Form of Equalization Nonqualified Stock Option Agreement, the Employee Stock Purchase Plan, as amended, the Deferred Compensation Plan, the 1999 Incentive Compensation Plan, the Directors Deferred Compensation Plan, and the 2004 Performance Incentive Plan (if approved at the annual meeting of stockholders of New Century Financial) (including all amendments or modifications, collectively, the “Plans”), the Plans, the awards made under the Plans that are outstanding immediately prior to the Effective Time and the related award agreements, and any and all other agreements in effect immediately prior to the Effective Time will be assumed by New Century REIT in accordance with the terms thereof, and all rights of the parties thereto and the participants therein to acquire shares of New Century Financial Common Stock on the terms and conditions of the Plans and such agreements will be converted on a one-for-one basis into rights to acquire shares of New Century REIT Common Stock, in each case, to the extent set forth in, and in accordance with, the terms of such Plans, awards and other agreements. From and after the Effective Time, New Century REIT shall have all amendment and administrative authority with respect to such Plans, awards and other agreements to the extent that New Century Financial had such authority immediately prior to the Effective Time. Furthermore, at the Effective Time, the rights and obligations of New Century Financial under each and every written employment agreement with an employee of New Century Financial in effect immediately prior to the Effective Time will be assumed by New Century REIT in accordance with the terms thereof.

2.4 Exchange of Certificates.

        (a) As of the Effective Time, New Century REIT shall deposit, or shall cause to be deposited, with U.S. Stock Transfer, the transfer agent and registrar for the shares of New Century REIT Common Stock and the exchange agent for purposes of the Merger (the “Exchange Agent”), for exchange in accordance with this Article II, certificates evidencing shares of New Century REIT Common Stock (the “Exchange Fund”) to be issued pursuant to Section 2.1 and delivered pursuant to this Section 2.4 in exchange for outstanding shares of New Century Financial Common Stock.

        (b) As soon as reasonably practicable after the Effective Time, New Century REIT shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of New Century Financial Common Stock (“Certificates”), (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as New Century REIT may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of New Century REIT Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate evidencing the number of shares of New Century REIT Common Stock which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. In the event of a surrender of a Certificate representing shares of New Century Financial Common Stock in exchange for a certificate evidencing shares of New Century REIT Common Stock in the name of a person other than the person in whose name such shares of New Century Financial Common Stock are registered, a certificate evidencing the proper number of shares of New Century REIT Common Stock may be issued to such a transferee if the Certificate evidencing such securities is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent or New Century REIT to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid.

        (c) All shares of New Century REIT Common Stock issued upon the surrender for exchange of shares of New Century Financial Common Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of New Century Financial Common Stock, subject, however, to New Century REIT’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by New Century Financial on such New Century Financial Common Stock and which remain unpaid at the Effective Time. Any such dividends or distributions that would have entitled stockholders of New Century Financial to receive shares of New Century Financial Common Stock shall be deemed, after the Effective Time, to entitle stockholders of New Century REIT to receive the same number of shares of New Century REIT Common Stock.

        (d) At and after the Effective Time, there shall be no transfers on the stock transfer books of New Century Financial of shares of New Century Financial Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to New Century REIT, they shall be canceled and exchanged for certificates representing shares of New Century REIT Common Stock in accordance with the procedures set forth in this Article II.

        (e) No fractional shares of New Century REIT Common Stock shall be issued pursuant hereto.

        (f) Any portion of the Exchange Fund that remains unclaimed by the former stockholders of New Century Financial one year after the Effective Time shall be delivered to New Century REIT. Any former stockholders of New Century Financial who have not theretofore complied with this Article II shall thereafter look only to New Century REIT for payment of their shares of New Century REIT Common Stock deliverable in respect of each share of New Century Financial Common Stock such stockholder holds as determined pursuant to this Agreement, without any interest thereon.

        (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by New Century REIT, the posting by such person of a bond in such reasonable amount as New Century REIT may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or New Century REIT will issue in exchange for such lost, stolen or destroyed Certificate the shares of New Century REIT Common Stock deliverable in respect thereof pursuant to this Agreement.

        (h) None of New Century Financial, New Century REIT, NC Merger Sub, the Exchange Agent or any other person shall be liable to any former holder of shares or securities of New Century Financial for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

ARTICLE III

CONDITIONS

3.1 Conditions as to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, with respect to Sections 3.1(l), waiver, of the following conditions at or prior to the Closing Date:

        (a) This Agreement shall have been duly approved and adopted by the requisite vote of the stockholders of (i) New Century Financial, (ii) New Century REIT, and (iii) NC Merger Sub.

        (b) New Century Financial’s Board of Directors shall have determined that the transactions constituting the REIT Conversion that impact New Century REIT’s status as a REIT for U.S. federal income tax purposes, including the pricing of, and entering into an underwriting agreement for, a public offering for net proceeds sufficient to support New Century REIT’s operating plan and to satisfy the REIT asset and gross income tests under U.S. federal income tax law, have occurred or are reasonably likely to occur.

        (c) New Century REIT shall have amended its Certificate of Incorporation to read substantially in the form attached hereto as Exhibit C, which amendment will include changing the name of New Century REIT to “New Century Financial Corporation” following the Merger.

        (d) New Century REIT shall have amended its bylaws to read substantially in the form attached hereto as Exhibit D.

        (e) New Century Financial shall have received from O’Melveny & Myers LLP an opinion to the effect that (i) the Merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code, and that (ii) commencing with New Century REIT’s taxable year ending December 31, 2004, New Century REIT’s organization and proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT under the Code, substantially in the form(s) attached hereto as Exhibit E.

        (f) The shares of New Century REIT Common Stock issuable to stockholders of New Century Financial pursuant to this Agreement shall have been approved for listing on the New York Stock Exchange or quotation on the Nasdaq National Market, subject to official notice of issuance.

        (g) The Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) by New Century REIT in connection with the REIT Conversion shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and shall not be the subject of any stop order or proceeding seeking a stop order.

        (h) The Form S-3 to be filed with the SEC by New Century REIT in connection with the registration of New Century REIT Common Stock shall become effective under the Securities Act, and shall not be the subject of any stop order or proceeding seeking a stop order, and New Century Financial’s Board of Directors shall have determined, in its sole discretion, that the sale of such stock will be successfully completed promptly after the completion of the Merger.

        (i) The Surviving Corporation and New Century REIT shall have executed a supplemental indenture to that certain Indenture dated as of July 8, 2003, by and between New Century Financial, as Issuer, and Wells Fargo Bank, National Association, as Trustee, effective as of the Effective Time, pursuant to which New Century REIT will assume the obligations of New Century Financial to issue common stock upon conversion of the convertible senior notes due 2008 issued under such indenture and the Surviving Corporation will assume all other rights and obligations of New Century Financial under such indenture.

        (j) The members of the board of directors, members of the committees of the board of directors and the officers and management of New Century Financial in office immediately prior to the Effective Time, including any additional persons elected after the date of this Agreement, shall be elected or appointed to serve as the members of the board of directors, members of the committees of the board of directors and the officers and management, respectively, of New Century REIT, from and after the Effective Time in accordance with the bylaws of New Century REIT, except for such persons who resign or leave New Century REIT, if any, prior to the Effective Time.

        (k) New Century Financial’s Board of Directors shall have determined, in its sole discretion, that no legislation, or proposed legislation with a reasonable possibility of being enacted, would have the effect of substantially (i) impairing the ability of New Century REIT to qualify as a REIT, (ii) increasing the U.S. federal tax liabilities of New Century REIT resulting from the REIT Conversion, or (iii) reducing the expected benefits to New Century REIT resulting from the REIT Conversion.

        (l) New Century Financial shall have received all governmental approvals and third party consents required to be obtained by New Century Financial or its subsidiaries in connection with the Merger and the transactions constituting the REIT conversion, except where the failure to obtain such approvals or consents would not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of New Century REIT, NC Merger Sub and their subsidiaries taken as a whole.

ARTICLE IV

TERMINATION

4.1 Termination of Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the stockholders of New Century Financial, by either (i) the mutual written consent of the Board of Directors of New Century Financial, the Board of Directors of New Century REIT and NC Merger Sub, or (ii) the Board of Directors of New Century Financial in its sole discretion.

4.2 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article IV, this Agreement shall forthwith become null and void and have no effect and no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement.

ARTICLE V

GENERAL PROVISIONS

5.1 Further Assurances. Each of New Century Financial, New Century REIT, and NC Merger Sub shall use its best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the DGCL. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Surviving Corporation or New Century Financial, New Century REIT, its officers or other authorized persons of the Surviving Corporation are authorized to take any such necessary or desirable actions including the execution, in the name and on behalf of the Surviving Corporation or New Century Financial, of all such deeds, bills of sale, assignments and assurances.

5.2 No Appraisal Rights. The holders of shares of New Century Financial Common Stock are not entitled under applicable law to dissenters’ or appraisal rights as a result of the Merger and REIT Conversion.

5.3 Entire Agreement. This Agreement and the Exhibits and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

5.4 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of the Agreement by the stockholders of New Century Financial, but after such stockholder approval, no amendment shall be made which by law requires the further approval of such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

5.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the States of Delaware.

5.6 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all of the parties hereto.

5.7 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

5.8 Incorporation. All Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

5.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

5.10 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

5.11 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

NEW CENTURY FINANCIAL CORPORATION a Delaware corporation

By:	/s/ ROBERT K. COLE

Name: Title:	Robert K. Cole Chief Executive Officer

NC MERGER SUB, INC. a Delaware corporation

By:	/s/ STERGIOS THEOLOGIDES

Name: Title:	Stergios Theologides Chief Executive Officer

NEW CENTURY REIT, INC. a Maryland corporation

By:	/s/ ROBERT K. COLE

Name: Title:	Robert K. Cole Chief Executive Officer